Humberto F. Preciado, P.E.

Wood Environment & Infrastructure Solutions, Inc.

2000 S Colorado Blvd

Suite 2-1000

Denver, CO 80222

USA

CONSENT OF QUALIFIED PERSON

I, Humberto Preciado, P.E, Senior Associate Geotechnical Engineer with Wood Environment & Infrastructure Solutions, Inc., hereby consent to the public filing of the technical report entitled, "Endeavour Silver Corp Terronera Project NI 43-101 Technical Report” effective date of July 14, 2020 and dated July 31, 2020 the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated July 14, 2020 (the "News Release").

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of July, 2020.

_[SIGNED AND SEALED]___________
Humberto Preciado, P.E
Senior Associate Geotechnical Engineer
Wood Environment & Infrastructure Solutions, Inc.